APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Great Blue Brewing Company
Balance Sheet - unaudited
For the period ended 12/31/2020

	Current Period
	31-Dec-20
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Total Fixed Assets	-
Other Assets:	
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	-
Mortgage Payable	-
Less: Current portion of Long-term debt	-
Total Long-Term Liabilities	-
EQUITY	
Capital Stock/Partner's Equity	-
Total Equity	-
TOTAL LIABILITIES & EQUITY	$ -
Balance Sheet Check	-

I, Christopher Waldron, certify that:

1. The financial statements of Great Blue Brewing Company included in this Form are true and complete in all material respects; and
2. The tax return information of Great Blue Brewing Company has not been included in this Form as Great Blue Brewing Company was formed on 04/16/2021 and has not filed a tax return to date.

Signature _____

Name: Christopher Waldron

Title: Owner/Brewer